February 5, 2026

Martin K. Birmingham
Chief Executive Officer
Financial Institutions, Inc.
220 Liberty Street
Warsaw, NY 14569

        Re: Financial Institutions, Inc.
            Registration Statement on Form S-4
            Filed January 30, 2026
            File No. 333-293081
Dear Martin K. Birmingham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Benjamin M. Azoff